Exhibit 1
Item 8 Information
1.	Rho Ventures IV QP, L.P.
2.	Rho Ventures IV, L.P.
3.	Rho Ventures IV GmbH & Co. Beteiligungs KG
4.	Rho Ventures IV Holdings, LLC
5.	Rho Ventures III Holdings, LLC
6.	Rho Venture Partners Holdings, LLC
7.	Rho Investment Partners Holdings, LLC
8.	Rho Management Ventures IV, L.L.C.
9.	Rho Capital Partners Verwaltungs GmbH
10.	Rho Capital Partners, LLC
11.	Joshua Ruch
12.	Mark Leschly
13.	Habib Kairouz